SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

10 September, 2012

BP TO SELL NON-STRATEGIC US GULF OF MEXICO ASSETS TO PLAINS EXPLORATION AND PRODUCTION COMPANY

Deal marks further progress in divestment programme;
BP looks to long-term growth in Gulf of Mexico

HOUSTON - BP today announced it has agreed to sell its interests in a number of oil and gas fields in the deepwater US Gulf of Mexico to Plains Exploration and Production Company ('Plains') for a total of $5.55 billion, as part of a previously-announced plan to divest the assets and position its Gulf portfolio for long-term growth.

BP is selling its interests in three BP-operated assets: the Marlin hub, comprised of the Marlin, Dorado and King fields (BP working interest 100 per cent); Horn Mountain (BP, 100 per cent) and Holstein (BP, 50 per cent). The deal also includes BP's stake in two non-operated assets: Ram Powell (BP, 31 per cent) and Diana Hoover (BP, 33.33 per cent). BP announced its intention to sell these non-strategic assets in May 2012.

The divestment is in line with BP's global strategy of playing to its strengths, including the development of giant fields and deepwater exploration. It also reflects a greater focus in the Gulf of Mexico on producing more high-margin barrels from fewer, larger assets.

BP will concentrate future activity and investment in the Gulf on growth opportunities around its four major operated production hubs and three non-operated production hubs in the deepwater, as well as on significant exploration and appraisal opportunities in the Paleogene and elsewhere.

"While these assets no longer fit our business strategy, the Gulf of Mexico remains a key part of BP's global exploration and production portfolio and we intend to continue investing at least $4 billion there annually over the next decade," said Bob Dudley, BP group chief executive.

"This sale, as with previous divestments, is consistent with our strategy of playing to our strengths as a company and positioning us for long-term growth. In the Gulf of Mexico that means focusing future investments on our strong set of producing assets and promising exploration prospects."

Under the terms of the agreement, Plains will pay BP a total of $5.55 billion in cash for the assets, subject to regulatory approvals, certain pre-emption rights and customary post-closing adjustments. The parties anticipate the deal closing by the end of 2012.

BP expects to divest assets with a total value of $38 billion between 2010 and 2013 as it focuses its business around the world on its strengths and opportunities for growth. With today's agreement, BP has now entered into agreements to sell assets with a value of over $32 billion since the beginning of 2010.

"This deal further demonstrates the value we have been able to unlock through the targeted divestment of high-quality assets that sit outside the heart of our strategy," added Dudley.

On completion of the transaction, BP will continue to operate four large production platforms in the region - Thunder Horse, Atlantis, Mad Dog and Na Kika - which produce from some of the largest deepwater oil and gas fields ever discovered and each of which has a long production profile and future development programme. BP will also continue to hold interests in three non-operated hubs - Mars, Ursa and Great White.

BP currently anticipates investing on average at least $4 billion in the Gulf of Mexico each year for the next decade. In June this year, production started from the BP-operated Galapagos project - tied back to the Na Kika platform -- and a further development of Na Kika is expected to come on stream in 2013. BP is also progressing plans for a second phase of the Mad Dog field. BP now has six drilling rigs operating in the Gulf of Mexico and expects to have eight rigs in place by the end of the year, the most it has ever had in the region.

BP has been exploring in the deepwater Gulf for more than a quarter of a century and is the leading acreage holder, holding more than 700 leases, with a strong position in the emerging Paleogene play, including appraisal projects such as Kaskida and Tiber. BP acquired 43 new leases in the deepwater Gulf in the June 2012 lease sale, which will be awarded subject to regulatory review.

Further information:

BP press office, Houston: +1 281 366 4463, uspress@bp.com
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Notes to editors:

• The Marlin field came on stream in 1999, followed by Horn Mountain in 2002 and Holstein in 2004.
• BP directly employs more than 2,500 people in its Gulf of Mexico business and supports tens of thousands of additional jobs in the region.

•     The company has been reshaping its business in the Gulf for a number of years, selling its last shallow water continental shelf assets in 2006 and, most recently, divesting the Pompano field in 2011.

Cautionary Statement:
This release contains forward-looking statements, including statements with respect to the expected completion of BP's disposal of its interests in a number of oil and gas fields in the deepwater US Gulf of Mexico; BP's divestment program; BP's future investment, strategy and production in the Gulf of Mexico; anticipated rig activity; the start-up of further Na Kika and Mad Dog projects; and other statements which are generally, but not always, identified by the use of words such as 'will', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the actions of counterparties; regulatory actions; demand and pricing; general economic conditions; and other factors discussed in this release and in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

Disclaimer:
The data for the reserves identified in this statement do not necessarily meet the definitions, guidelines and practices used for determining proved reserves at company level, for instance, under UK accounting rules contained in the Statement of Recommended Practice, 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities' (UK SORP) or as published by the US Securities and Exchange Commission, nor do they necessarily represent BP's view of any proved reserves.

-- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:10 September 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary